Exhibit 99.1

Hydro One Inc. Announces Appointment of Chief Financial Officer

TORONTO, June 23, 2015 – David Denison, Chair of the Board of Directors Hydro One Inc., today announced the appointment of Michael Vels to the position of Chief Financial Officer (CFO)for Hydro One Inc. effective July 1, 2015.

Mr. Vels was most recently Chief Financial Officer at Maple Leaf Foods Inc. where he took on increasing roles and responsibility from 1991 to 2014. Prior to that he worked in public accounting in Canada and mergers and acquisitions in the UK and received his Chartered Accountant designation in South Africa in 1985. Mr. Vels brings considerable executive level experience in public company governance, debt and equity capital raising, mergers and acquisitions and information technology.

“Mr. Vels’ appointment represents an important next step in the process to sell a portion of Ontario’s interest in Hydro One through an Initial Public Offering (IPO),” said Denison. “As a seasoned financial executive, Michael Vels brings the requisite skills, talents and experiences to the role and is well-positioned to help lead the Company at this critical point in its evolution.”

Hydro One Inc. is a holding company that operates through its subsidiaries in electricity transmission and distribution and telecom businesses. One of its subsidiaries, Hydro One Networks Inc., operates one of the largest transmission and distribution systems in North America. Hydro One Inc. is wholly owned by the Province of Ontario.

Hydro One Inc.’s 2015 First Quarter Consolidated Financial Statements and Management’s Discussion and Analysis can be accessed through the following link:

www.hydroone.com/financials

FORWARD-LOOKING STATEMENTS AND INFORMATION

Our oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and include beliefs and assumptions made by the management of our company. Such statements include, but are not limited to: statements related to OEB decisions, distribution rates and customer bills; statements regarding our planned work; and expectations regarding future expenditures. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is

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expressed, implied or forecasted in such forward-looking statements. We do not intend, and we disclaim any obligation to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; no severe damage to our facilities caused by adverse weather conditions, natural disasters or catastrophic events; anticipated numbers of new customers and renewable energy projects materializing; availability of required services and/or materials; a stable regulatory environment; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to us, including information obtained from third party industry analysts. Actual results may differ materially from those predicted by such forward-looking statements. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things: severe weather conditions, natural disasters or catastrophic events; an inability to procure required services and/or materials; and the risk that anticipated numbers of new customers and renewable energy projects do not materialize.

For further information: Laura Cooke, Senior Vice President, Customer and Corporate Relations, Hydro One Inc., 416-345-5323.

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